SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31602; File No. 812-14460]

Macquarie Capital (USA) Inc., et al.; Temporary Order

May 15, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order ("Temporary Order") exempting them from section 9(a) of the Act, with respect to an injunction entered against Macquarie Capital (USA) Inc. ("Macquarie Capital") on April 1, 2015 by the United States District Court for the Southern District of New York ("District Court"), until the Commission takes final action on an application for a permanent order (the "Permanent Order," and with the Temporary Order, the "Orders") or, if earlier, July 14, 2015.

Applicants: Macquarie Capital, Delaware Management Business Trust ("DMBT"), on behalf of its series, Delaware Management Company ("DMC") and Delaware Investments Fund Advisers ("DIFA"), Four Corners Capital Management, LLC ("FCCM"), Macquarie Capital Investment Management LLC ("MCIM"), Macquarie Funds Management Hong Kong Limited ("MFMHK"), and Delaware Distributors, L.P. ("Delaware Distributors") (collectively, the "Applicants").

Filing Date: The application was filed on May 15, 2015.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Macquarie Capital and MCIM: 125 West 55th Street, 22nd Floor, New York, NY 10019, DMBT, FCCM and Delaware Distributors: 2005 Market

Street, Philadelphia, PA 19103, and MFMHK: One International Finance Center, 1 Harbour

View Street, Central, Hong Kong SAR.

For Further Information Contact: Robert H. Shapiro, Senior Counsel, at (202) 551-7758, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

   1. Macquarie Capital, a Delaware corporation, is an indirect, wholly-owned subsidiary of

Macquarie Group Limited ("MGL") and a broker-dealer registered under the Securities

Exchange Act of 1934 (the "Exchange Act"). MCIM, a Delaware limited liability company, is

an indirect, wholly-owned subsidiary of MGL and an investment adviser registered under the

Investment Advisers Act of 1940 (the "Advisers Act"). DMC and DIFA are series of DMBT,

which is a Delaware statutory trust and an indirect, wholly-owned subsidiary of MGL. DMBT is

an investment adviser registered under the Advisers Act. FCCM, a Delaware limited liability

company, is a wholly-owned subsidiary of a series of DMBT and an investment adviser

registered under the Advisers Act. Delaware Distributors, a Delaware limited partnership, is an

indirect, wholly-owned subsidiary of MGL and a broker-dealer registered under the Exchange

Act. MFMHK is an indirect, wholly-owned subsidiary of MGL and an investment adviser

registered under the Advisers Act. DMC and DIFA, as series of DMBT, MCIM, FCCM, and

MFMHK (collectively, the "Adviser Applicants") each serve as investment adviser or investment

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sub-adviser to investment companies registered under the Act, or series of such companies (each, a "Fund")[1] and Delaware Distributors provides principal underwriting services to certain Funds. The Adviser Applicants and Delaware Distributers are collectively referred to as the "Fund Servicing Applicants."

2.   While no existing company of which Macquarie Capital is an affiliated person within the meaning of section 2(a)(3) of the Act ("Affiliated Person"), other than the Fund Servicing Applicants, currently serves as an investment adviser or depositor of any Fund or principal underwriter (as defined in section 2(a)(29) of the Act) for any open-end registered investment company ("Open-End Fund"), registered UIT, or registered FACC (such activities, "Fund Services Activities"), Applicants request that any relief granted also apply to any existing company of which Macquarie Capital is an Affiliated Person and to any other company of which Macquarie Capital may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the "Covered Persons")[2] with respect to any activity contemplated by section 9(a) of the Act.

3.   On March 27, 2015, the Commission filed a complaint (the "Complaint") in the District Court. According to the Complaint, Macquarie Capital was the lead underwriter on a 2010 secondary public stock offering by Puda Coal, Inc. ("Puda Coal"), which traded on the New York Stock Exchange at the time and purportedly owned a coal company in the People's Republic of China. According to the Complaint, in the offering documents, Puda Coal falsely claimed that it held a 90-percent ownership interest in the Chinese coal company. According to

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[1]   The term "Fund" refers to any registered investment company, including any registered unit investment trust ("UIT") or registered face amount certificate company ("FACC"), as well as any business development company and employees' securities company.

[2]   Macquarie Capital is a party to the application, but does not and will not engage in Fund Services Activities, and is not a Covered Person.

the Complaint, Macquarie Capital repeated those statements in its marketing materials for the offering despite obtaining a report showing that Puda Coal did not possess an ownership interest in the coal company. The Complaint alleges that two former Macquarie Capital employees were negligent by failing to act on due diligence information about the true ownership interest in the Chinese coal company and instead moving forward with the offering.[3] The Complaint alleges that Macquarie Capital was negligent as an organization by underwriting and marketing the offering while in possession of this information.

4. On April 1, 2015, the District Court entered an order (the "Court Order") enjoining Macquarie Capital from violating sections 17(a)(2) and 17(a)(3) of the Securities Act of 1933 (the "Injunction").[4] The Court Order also requires Macquarie Capital to pay $12 million in disgorgement and prejudgment interest and a civil monetary penalty in the amount of $3 million. Macquarie Capital consented to the entry of the Court Order without admitting or denying the allegations in the Complaint (other than those relating to the jurisdiction of the District Court and the jurisdiction of the Commission over the Conduct[5]).

5. Applicants represent that escrow accounts are being established into which amounts equal to the advisory fees paid by the Funds to Adviser Applicants since April 1, 2015 will be deposited. Applicants further represent that such amounts will continue to be placed in escrow until the Temporary Order is granted.

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[3] The Commission also charged former Macquarie Capital managing director Aaron Black and former Macquarie Capital investment banker William Fang for failing to exercise appropriate care in their due diligence review. Black and Fang each consented to the entry of court orders containing the same injunctions as the Court Order (as defined below).

[4] *Securities and Exchange Commission v. Macquarie Capital (USA) Inc.*, *et al.*, Civil Action No. 15-CV-02304 (S.D.N.Y. April 1, 2015) (Final Judgment as to Defendant Macquarie Capital (USA) Inc.).

[5] The alleged conduct giving rise to the Injunction is referred to herein as the "Conduct."

Applicants' Legal Analysis

1. Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any Open-End Fund, UIT or FACC. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that, taken together, sections 9(a)(2) and 9(a)(3) have the effect of precluding the Fund Servicing Applicants and Covered Persons from engaging in Fund Services Activities as a result of the Injunction entered against Macquarie Capital because Macquarie Capital is an Affiliated Person of each Fund Servicing Applicant and Covered Person.

2. Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the disqualification provisions of section 9(a) of the Act, either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (a) the prohibitions of section 9(a), as applied to the person, are unduly or disproportionately severe or (b) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a Temporary Order and a Permanent Order exempting the Fund Servicing Applicants and other Covered Persons from the disqualification provisions of section 9(a) of the Act. The Fund Servicing Applicants and other Covered Persons

may, if the relief is granted, in the future act in any of the capacities contemplated by section 9(a) of the Act subject to the applicable terms and conditions of the Orders.

3. Applicants believe they meet the standards for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the alleged Conduct giving rise to the Injunction did not in any way involve any of the Fund Servicing Applicants acting in their capacity as investment adviser, sub-adviser or principal underwriter for the Funds. Applicants also state that the Conduct did not involve any Fund or Fund assets with respect to which Fund Servicing Applicants engaged in Fund Services Activities. In addition, Applicants state that none of the Funds to which Fund Servicing Applicants provide Fund Services Activities purchased, held, or hold securities issued in the 2010 Puda Coal stock offering.

5. Applicants state that: (i) none of the current or former directors, officers or employees of the Fund Servicing Applicants had any involvement in the Conduct and (ii) the personnel who were involved in the Conduct have had no, and will not have any, involvement in providing Fund Services Activities and will not serve as an officer, director, or employee of any Covered Person providing Fund Services Activities. Applicants assert that because the personnel of the Fund Servicing Applicants did not have any involvement in the Conduct, shareholders of Funds that received investment advisory, depository and principal underwriting services from the Fund Servicing Applicants were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser, depositor or principal underwriter.

6. Applicants submit that section 9(a) should not operate to bar them from serving the Funds and their shareholders in the absence of improper practices relating to their Fund Services Activities. Applicants state that the section 9(a) disqualification could result in substantial costs to the Funds to which the Fund Servicing Applicants provide investment advisory services, and such Funds' operations would be disrupted, as they sought to engage new advisers or sub-advisers. Applicants assert that these effects would be unduly severe given the Fund Servicing Applicants' lack of involvement in the Conduct. Moreover, Applicants state that Macquarie Capital has taken remedial actions to address the Conduct, including reviewing its due diligence policies and procedures with the assistance of a number of different outside law firms, as outlined in the application. Thus, Applicants believe that granting the exemption from section 9(a), as requested, would be consistent with the public interest and the protection of investors.

7. Applicants state that the inability of the Fund Servicing Applicants to continue to provide investment advisory services to Funds would result in those Funds and their shareholders facing unduly and disproportionately severe hardships. Applicants assert that imposing the section 9(a) disqualifications upon the Adviser Applicants would deprive the shareholders of certain Funds of the advisory or sub-advisory services that they expected to receive when they decided to invest in the Funds. Applicants state that many shareholders have long-standing investments and relationships with the Funds. Applicants represent that each Adviser Applicant has developed a familiarity and expertise with a particular Fund's operations, and that replacing the Adviser Applicants with another adviser would result in inefficiencies and potential investment losses during a transition period. Applicants assert that disqualification from providing these services would disrupt investment strategies and could potentially result in large net redemptions of shares of the Funds, which in turn could both frustrate efforts to effectively manage the Funds'

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assets and increase the Funds' expense ratios to the detriment of non-redeeming shareholders. Applicants also note that any effort to find suitable replacement investment advisers and/or sub-advisers would necessarily take time, during which the Funds would lack advisory services, and that the cost to the Funds of obtaining shareholder approval for the new investment advisory or sub-advisory services would be substantial. Applicants further assert that the disqualification of Delaware Distributors would cause the Funds to expend time and resources to find and engage substitute principal underwriters, and that the substitute underwriters would not be able to replicate the selling network established by Delaware Distributors.

8. Applicants also represent that the boards of directors or trustees (the "Boards") of those Funds for which a Fund Servicing Applicant serves as the primary adviser or principal underwriter have been apprised of the consequences to the relevant Fund Servicing Applicants as a result of the issuance of the Injunction, and that such Boards have requested that the relevant Fund Servicing Applicants continue to provide services to their Funds. Applicants further state that for those Funds for which a Fund Servicing Applicant serves as a sub-adviser, Applicants have provided the primary investment advisers with written materials describing the Conduct, the Injunction, the disqualification under section 9(a) of the Act, and the process for obtaining exemptive relief under section 9(c) of the Act, and that none of the sub-advised Funds or their primary advisers has requested that the Fund Servicing Applicants cease providing sub-advisory services.

9. Applicants state that, once a Permanent Order is issued, the Fund Servicing Applicants will, as soon as reasonably practicable, distribute additional written materials with updated information, including an offer to meet in person to discuss the materials, to the Boards of the Funds for which the Fund Servicing Applicants serve as the primary investment adviser and/or

principal underwriter. The Applicants further state that the Fund Servicing Applicants will distribute similar updated written materials to the primary investment advisers of the Funds for which the Fund Servicing Applicants serve as sub-advisers.

10. Applicants represent that they have undertaken to develop procedures reasonably designed to prevent violations of section 9(a) by Fund Servicing Applicants and their affiliated persons. Applicants state that as part of this process their legal and compliance groups have issued a firm-wide communication establishing a procedure whereby the legal and compliance personnel in each of MGL's business groups globally must identify and escalate potential cross-divisional and cross-jurisdictional impacts from a regulatory enforcement matter or litigation, including disqualifying events under applicable securities laws and regulations, to central legal and compliance management, which will further assess the event to determine, among other things, whether there exists any disqualification events under federal securities laws.

11. Applicants represent that they will engage an independent consultant ("Independent Consultant") to review and test the existing procedures relating to compliance with section 9(a) and to recommend appropriate enhancements to ensure that the procedures are reasonably designed to prevent violations of section 9(a) by Covered Persons. Applicants state that, as part of this process, the Independent Consultant specifically will consider enhancements to the procedures to provide for the escalation of information regarding potential disqualifying events under section 9(a) so that the information may be appropriately analyzed in a timely manner. Applicants further represent that, based on the recommendations of the Independent Consultant, Applicants will implement, within 60 days of the date of the Permanent Order, enhancements to the procedures that are reasonably designed to prevent violations of section 9(a) by Covered Persons. Applicants state that, in the case of Covered Persons that are registered investment

advisers, such procedures will be part of their written policies and procedures adopted and implemented pursuant to rule 206(4)-7 under the Advisers Act. In addition, Applicants state that, in the case of Delaware Distributors or any other Covered Person that serves as a principal underwriter to a registered investment company in the future, such procedures will be part of their Written Supervisory Procedures. Applicants represent that the Board of each Fund that has a Covered Person as its primary investment adviser and/or principal underwriter also will review the adequacy of these procedures and the effectiveness of their implementation at or before the next annual review of the policies and procedures of the relevant primary investment adviser and/or principal underwriter in accordance with rule 38a-1 under the Act. Applicants further represent that, for each sub-advised Fund, the Fund Servicing Applicants will transmit such procedures to each Fund's primary investment adviser for consideration by the relevant Board in accordance with rule 38a-1 under the Act.

12. Applicants state that if the Fund Servicing Applicants were barred under section 9(a) of the Act from providing investment advisory services to the Funds, and were unable to obtain the requested exemption, the effect on their businesses and employees would be unduly and disproportionately severe because they have committed substantial capital and other resources to establishing an expertise in advising Funds. Applicants further state that prohibiting the Fund Servicing Applicants from engaging in Fund Services Activities would not only adversely affect their businesses, but would also adversely affect their employees who are involved in those activities. Applicants state that many of these employees working for the Fund Servicing Applicants could experience significant difficulties and/or delays in finding alternative fund-related employment.

13. Applicants state that none of the Applicants has previously applied for an exemptive order under section 9(c) of the Act.

Applicants' Conditions:

Applicants agree that any order granted by the Commission pursuant to the application will be subject to the following conditions:

1. As a condition to the Temporary Order, Applicants will, as soon as reasonably practicable, but in no event no later than May 22, 2015, deposit into one or more escrow accounts amounts equal to all advisory fees paid by the Funds to Adviser Applicants for the period beginning April 1, 2015 through the date of this Temporary Order. Amounts paid into the escrow accounts will be disbursed to the relevant Funds and/or Adviser Applicants after the Commission has acted on the application for the Permanent Order and discussions with the relevant Funds.

2. Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

3. Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with any terms and conditions of the Orders within 60 days of the date of the Permanent Order.

4. Macquarie Capital will comply with the Court Order.

5.   Applicants will provide written notification to the Chief Counsel of the Commission's Division of Investment Management with a copy to the Chief Counsel of the Commission's Division of Enforcement of a material violation of the terms and conditions of the Orders or Court Order within 30 days of discovery of the material violation.

Temporary Order:

Rule 30-5(a)(7) of the Commission's Rules of Practice and Investigations provides that the Division of Investment Management may exempt persons, for a temporary period not exceeding 60 days, from section 9(a) of the Act, if, on the basis of the facts then set forth in the application, it appears that: (i) (A) the prohibitions of section 9(a), as applied to the applicant, may be unduly or disproportionately severe, or (B) the applicant's conduct has been such as not to make it against the public interest or the protection of investors to grant the temporary exemption; and (ii) granting the temporary exemption would protect the interests of the investment companies being served by the applicant by allowing time for the orderly consideration of the application for permanent relief or the orderly transition of the applicant's responsibilities to a successor, or both.

The Division has considered the matter and, without necessarily agreeing with all of the facts represented or all of the arguments asserted by the Applicants, finds, in accordance with 17 CFR 200.30-5(a)(7), that it appears that (i) the prohibitions of section 9(a), as applied to the Applicants, may be unduly or disproportionately severe, (ii) the Applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the temporary exemption, and (iii) granting the temporary exemption would protect the interests of the investment companies served by the Applicants by allowing time for the orderly consideration of the application for permanent relief.

Accordingly, in the matter of Macquarie Capital (USA), Inc., <u>et al.</u> (File No. 812-14460),

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Fund Servicing Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the representations and conditions in the application, from May 15, 2015, until the date the Commission takes final action on their application for a Permanent Order or, if earlier July 14, 2015.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary